SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF DECEMBER 2007

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑               Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐               No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Investment Report

		Company Name	Hanaro Telecom, Inc.	Representative Director	Byung-Moo Park
	1. Issuing Company	Capital Amount	Won 1,175,045,435,500	Relationship with the Company	—
		Total Number of Shares Issued	235,009,087	Business Type	Telecommunication and Others
	Acquired Shares	91,406,249
	Acquisition Amount (Won)	1,087,734,363,100
2. Acquisition	Equity Capital (Won)	9,291,426,779,000
	Equity Capital Ratio (%)	11.71
	Classification	Large Scale Corporation
	3. Number and Ratio of Shares Owned after Acquisition	Number of Shares Owned		102,451,249
		Ratio (%)		43.59
	4. Method of Acquisition	Cash acquisition
	5. Purpose of Acquisition	Management participation and business diversification
	6. Date of Planned Acquisition	—
	7. Asset Transfer Report	Not required to submit
Total Asset s as of the End of the Most Recent Fiscal Year (Won)		15,814,053,326,000	Acquisition Price / Total Assets (%)		6.88
	8. Backdoor Listing	Not applicable
	Plans to Increase Capital through Allotment of New Shares to a Third Party within Six Months	Not applicable
	9. Requirements for Backdoor Listing	Not applicable
	10. Date of Board Resolution	November 30, 2007
— Attendance of Outside Directors	Attendees	6
	Absentees	2
	— Attendance of Audit Committee Member	—
	11. Reporting Obligations to Fair Trade Commission	Not applicable

12. Other Relevant Information for Investment Decision
     Please note that the acquisition may not be consummated as described above or at all if the conditions precedent in the acquisition agreement are not satisfied or if any approvals or licenses from relevant government bodies are not received.
[Summary Financial Status of the Issuing Company]
(Unit: in million Won)

Classification	Total Assets	Total Liabilities	Total Shareholders’ Equity	Equity Capital	Revenue	Net Income
2006	2,854,455	1,361,279	1,493,166	1,161,229	1,723,346	(86,047)
2005	2,980,101	1,412,514	1,567,587	2,310,676	1,444,411	(208,839)
2004	3,172,434	1,424,220	1,748,213	2,310,676	1,436,485	10,493
Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By: /s/	Tae Jin Park
(Signature)
Name:	Tae Jin Park
Title:	Vice President

Date: December 3, 2007

4